# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FIREFLY NEUROSCIENCE, INC., CIK 0000803578
CUSIP: 317970101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1100 MILITARY ROAD, 1100 MILITARY ROAD, KENMORE, New York (NY), 14217
Date of event which requires filing of this statement: 02/12/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-204575
Filed by CIK 0002011636

## Reporting persons
- Roxy Capital Corp: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 424,689; shared voting power 0; sole dispositive power 424,689; shared dispositive power 0; aggregate amount beneficially owned 424,689 (3.7% of the class)

## Item 1. Issuer
Name of issuer: FIREFLY NEUROSCIENCE, INC.
Address of issuer's principal executive offices: 1100 MILITARY ROAD, 1100 MILITARY ROAD, KENMORE, NEW YORK, 14217.

## Item 2. Person Filing
Name of person filing: Roxy Capital Corp.
Address of principal business office or, if none, residence: 20 Canal Beach, Old Fort Bay, P.O. Box N7776, Nassau, Bahamas 00000.
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 424,689
Percent of class: 3.65%
Sole power to vote or to direct the vote: 424,689
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 424,689
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Roxy Capital Corp: /s/ Eric Lazer, Director (04/17/2025)